SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

STEN Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

  85916A 10 1

(CUSIP Number)

April Hamlin

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-3211

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 85916A 10 1		13D
1	NAME OF REPORTING PERSON: Kenneth W. Brimmer I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,717
	8	SHARED VOTING POWER 393,842
	9	SOLE DISPOSITIVE POWER 215,717
	10	SHARED DISPOSITIVE POWER 393,842
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,559
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14		TYPE OF REPORTING PERSON (See instructions) IN

Page 2 of 5 pages

CUSIP No. 85916A 10 1

Item 1.

Security and Issuer.

(a)

Title of Class of Securities:   Common Stock, $0.01 par value

(b)

Name of Issuer:  STEN Corporation (the “Company”)

(c)

Address of Issuer’s Principal Executive Offices:

10275 Wayzata Blvd S, Suite 310

Minnetonka, MN 55305

Item 2.

Identity and Background.

(a)

Name of Person Filing:   Kenneth W. Brimmer

(b)

Business Address:

10275 Wayzata Blvd S, Suite 310

Minnetonka, MN 55305

(c)

Principal Occupation or Employment:

Chairman and Chief Executive Officer of the Company

(d)

Conviction in a criminal proceeding during the last five years:   No

(e)

Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations:    No

(f)

Citizenship:   Minnesota

Item 3.

Source and Amount of Funds or Other Consideration.

Personal funds

Item 4.

Purpose of Transaction.

Purchase was made for investment purposes.

Item 5.

Interest in Securities of Issuer

(a)

Number and Percentage of Class beneficially owned:

As of December 31, 2006, Mr. Brimmer may be deemed to be the beneficial owner of 412,312 shares of common stock of the Company, which includes (i) 4,000 shares owned by Mr. Brimmer directly; (ii) 87,312 shares held by Mr. Brimmer through his IRA account; (iii) 240,000 shares held jointly with his spouse; and (iv) 81,000 shares held by Mr. Brimmer’s spouse in her IRA account.  Additionally, Mr. Brimmer is the beneficial owner of an additional 149,247 shares of the Company’s common stock consisting of options and

Page 3 of 5 pages

warrants exercisable within 60 days of December 31, 2006 and including (i) options to purchase 115,000 shares of common stock; (ii) warrants to purchase 9,405 shares of common stock held in Mr. Brimmer’s IRA account; (iii) warrants to purchase 63,437 shares held jointly by Mr. Brimmer and his spouse; and (iv) warrants to purchase 9,405 shares of common stock held in Mr. Brimmer’s spouse’s IRA account.

Pursuant to Rule 13d-3, Mr. Brimmer disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Company owned beneficially by his spouse or any other person.

Mr. Brimmer may be deemed to beneficially own an aggregate of 609,559 shares of common stock of the Company, which represents 27.5% of the Company’s common stock based upon 1,981,207 shares outstanding as of January 22, 2007 as reported in the Company’s Annual Report on Form 10-KSB/A for the year ended October 1, 2006.

(b)

Of the shares beneficially owned by Mr. Brimmer, he has sole power (individually or IRA) to vote or dispose of 215,717 shares (includes options and warrants exercisable within 60 days of December 31, 2006 to purchase 124,405 shares of the Company’s common stock).

Of the shares beneficially owned by Mr. Brimmer, he has shared power to vote or dispose of 393,842 shares (includes warrants exercisable within 60 days of December 31, 2006 to purchase 72,842 shares of the Company).

(c)

Transactions within 60 days:

Not applicable.

(d)

Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

Not applicable.

(e)

Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Brimmer and any person with respect to any securities of the Company other than Mr. Brimmer having an informal, unwritten, non-binding understanding with Gary Copperud, a shareholder of the Company and officer of its wholly-owned subsidiary.  Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Company, and requests for information addresses to the Company, which might affect the valuation of their respective investments.

Item 7.

Material to be Filed as Exhibits.

None

Page 4 of 5 pages

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 2007.

__/s/ Kenneth W. Brimmer________

Kenneth W. Brimmer

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